Exhibit 4.11

CLASS A SUBORDINATED SURPLUS DEBENTURE

This Subordinated Surplus Debenture executed this 7th day of February 2024 by and between Cajun Underwriters Reciprocal Exchange, a Louisiana reciprocal insurance exchange (“Borrower”) and Safepoint Holdings, Inc., a Florida corporation (“Lender”), together referred to as ‘‘the parties”.

It is deemed to be in the best interest of Borrower to increase its surplus as to policyholders, enabling it to continue or expand to transact the business of insurance in accordance with the Louisiana Insurance Code ( the “ Code”) and requirements of the Louisiana Department (the “Department”) of Insurance. Lender hereby indicates its willingness to contribute to Borrower acceptable funds to accomplish the purpose as set forth in this Debenture, in the amount, on the terms, and subject to the conditions set forth herein.

Pursuant to and in compliance with the Code, approval of the Department has been obtained to this agreement, for such contribution to surplus, and a Board Resolution has been issued by the Board of Directors of Borrower, as evidenced by copy of resolution attached.

For and in consideration of the parties’ mutual agreements as set forth herein, Lender hereby makes a contribution to Borrower’s surplus of $1,750,000.00 and Borrower hereby accepts said contribution to surplus.

This Debenture is subject to the following terms and conditions:

1.

Amount. The contribution to surplus in the amount of $1,750,000.00 is made in the form of cash or cash equivalents. These assets have been approved by the Department and found to be acceptable assets pursuant to Subpart B-1, Part III, Chapter 2 of the Code. Legal title to the contributed assets shall be registered in the name of Borrower.

2.

Interest Rate and Debenture Repayment. Said sum of money shall bear interest from the date of contribution at the rate of 8% per annum on the unpaid principal balance. Accrued interest shall be payable annually, commencing on December 31, 2024, and continuing on December 31 of each year thereafter, said repayment subject to first having been approved by the Department. The principal sum of this Debenture and any unpaid interest thereon shall be due and payable in full under this Debenture on December 31, 2044, subject to approval by the Department.

3.

Repayment and Limitations. Borrower shall not make any principal or interest payment in respect to this Debenture unless such payment is approved in advance by the Department, as required under LA R.S. 22:84(B) and SSAP No. 41R, paragraph 3(d). Principal payments will be made pari-passu to all investors of this Debenture class. Borrower shall not make any principal or interest payment in respect to this Debenture except out of surplus, excluding capital, and only if Borrower is in compliance with the Code. Payment of this Debenture will not be approved if such payment would cause Borrower to be in violation of any part of the Code. This Debenture shall not remain unpaid after such time as the original intent referenced above has been achieved or is no longer applicable unless approval for repayment of Debenture has not been granted by the Department.

4.

Financial Statement Disclosure. Said unpaid principal of this Debenture shall not form a part of the legal or statutory liabilities of Borrower. This amount shall be reported as surplus. Accrued and unpaid interest approved by the Department shall be reported as a legal and statutory liability of Borrower.

5.

Priority. In the event of reorganization, dissolution, 100% reinsurance or liquidation of Borrower after the retirement of all its outstanding obligations other than Subordinated Debentures, the holders of Subordinated Debentures remaining unpaid shall be entitled to preferential right in remaining assets of Borrower equal to the unpaid principal balance, plus accrued interest, before any distribution of such assets to shareholders or other owners pursuant to La. Stat. Ann. § 22:2025.

6.

Subordination. This Debenture is subordinate to all subscriber policy claims, subordinate to claimant and beneficiary claims, and subordinate to all other classes of credits other than the Debenture holders.

7.	No modification or amendment may be made with respect to this Debenture without prior written approval of the Department.

8.	This Debenture contains the entire agreement between the above referenced parties. There are no other addendums or agreements with any other party which form a part of this contract.

This Debenture is transferable only by assignment on the books of Lender upon surrender of this Debenture properly assigned. The reissued Debenture must be submitted to the Commissioner of the Department and is subject to all the terms, conditions, and limitations herein contained.

Signature page follows

IN WITNESS WHEREOF, this Debenture has been executed and delivered as of the date first written above on behalf of the parties hereto by their respective officers duly authorized hereunto. Attest: CAJUN UNDERWRITERS RECIPROCAL EXCHANGE By Print Name: Steve Hoffman Title: Chief Financial Officer STATE OF FLORIDA COUNTY OF Hillsborough The foregoing instrument was acknowledged before me by Steve Hoffman on behalf of [Borrower], this 7th day of February, 2024. (Notary Public) Personally Known x OR Produced Identification Type of Identification Produced Attest: SAFEPOINT HOLDINGS, INC. By Print Name: David Flitman Title: President & CEO Attest: SAFEPOINT HOLDINGS, INC. By Print Name: David Flitman Title: President & CEO STATE OF Florida COUNTY OF Hillsborough The foregoing instrument was acknowledged before me by David Flitman on behalf of [Lender], this 7th day of February, 2024. (Notary Public) Personally Known _x_ OR Produced Identification Type of Identification Produced